Exhibit-21

SUBSIDIARIES OF REGISTRANT

Subsidiaries	Place of Incorporation

First Citizens National Bank	Tennessee
First Citizens Financial Plus, Inc.	Tennessee
White and Associates/First Citizens Insurance, LLC	Tennessee
First Citizens Capital Assets, Inc .	Tennessee
First Citizens Investments, Inc.	Nevada
First Citizens Holdings, Inc.	Nevada
First Citizens Properties, Inc.	Maryland